(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 0-27471 CUSIP NUMBER 776 292 104

For Period Ended: June 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

Ronco Corporation

Full Name of Registrant

Fi-Tek VII, Inc.

Former Name if Applicable

21344 Superior Street

Address of Principal Executive Office (Street and Number)

Chatsworth, California 91311

City, State and Zip Code

PART II RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K. Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, the subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

Ronco Corporation (the “Registrant”) was not, without unreasonable effort or expense, able to complete its Form 10-K for the fiscal year ended June 30, 2005, by the close of business on September 28, 2005. Because of the Registrant’s acquisition on the last day of its 2005 fiscal year of substantially all of the assets of Ronco Inventions, LLC; Popeil Inventions, Inc.; and RP Productions, Inc., the accounting work necessary to prepare the consolidated financial statements required for the Registrant’s Form 10-K for the period ended June 30, 2005, and audit of the Registrant’s consolidated financial statements could not be completed before the filing deadline without unreasonable effort or expense.. Thus, the Registrant requires additional time to properly complete and file its Form 10-K for the fiscal year ended June 30, 2005.

The Registrant will file its Form 10-K for the fiscal year ended June 30, 2005, no later than the fifteenth calendar day after the due date of such Form 10-K.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Evan J. Warshawsky (Name)	(818) (Area Code)	775-4602 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof: ☒ Yes ☐ No

See Attached Extra Sheet No. 1

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attached Extra Sheet No. 1

Ronco Corporation

             (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	September 29, 2005	By:	/s/ Evan J. Warshawsky
Evan J. Warshawsky, Chief Financial Officer

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Attached Extra Sheet No. 1

Explanation for Item 3, Part IV - On June 30, 2005, the last day of the Registrant’s fiscal year, the Registrant consummated the acquisition (the “Asset Acquisition”) of substantially all of the assets of Ronco Inventions, LLC; Popeil Inventions, Inc.; and RP Productions, Inc. (collectively with Ronald M. Popeil, the “Seller Entities”); and the patents owned personally by Mr. Popeil. Prior to that date, the Registrant basically had nominal assets and no operations (i.e., was a shell company). The transaction is being accounted for as a reverse merger and for accounting purposes as a change in control of the Registrant in connection with the Asset Acquisition (the “Change in Control”). As a result, the Registrant’s Form 10-K for the fiscal year ended June 30, 2005, will contain the audited acquisition balance sheet (“successor balance sheet”) of the Registrant as of June 30, 2005, and the audited statements of operations and cash flows of the predecessor Seller Entities for the nine months ended June 30, 2005. These financial statements will be significantly different from the financial statements of the Registrant contained in the Form 10-KSB for the calendar year ended June 30, 2004, which is the last Form 10-KSB filed by the Registrant and was filed well before the Change in Control.

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